UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)
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☐	Soliciting Material Pursuant to §240.14a-12

Advanced Mineral Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Dr. Bruce Stanley Butcher
Mark Balfour
Sergio Di Vincenzo
James Slade
Robert Pate

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 10, 2010
Dr. Bruce Butcher
P.O. Box 498
28-34 Hill Street
St. Helier, Jersey JE4 5TF
Channel Islands
+44 1534 700 856
PROXY STATEMENT
OF
DR. BRUCE BUTCHER, MARK BALFOUR, SERGIO DI VINCENZO, JAMES SLADE
AND ROBERT PATE
FOR ANNUAL MEETING OF STOCKHOLDERS
OF
ADVANCED MINERAL TECHNOLOGIES, INC.
TO BE HELD ON __________ __, 20__
This Proxy Statement is furnished in connection with the solicitation of proxies by Dr. Bruce Butcher and Messrs. Mark Balfour, Sergio Di Vincenzo, James Slade and Robert Pate (collectively, the “Butcher Nominees”) to be used at the annual meeting (the “Annual Meeting”) of the stockholders of Advanced Mineral Technologies, Inc., a Nevada corporation (the “Company”), at _________________________, on _________, __________ __, 20__ at _____:00 _m, or at any adjournment thereof. The Butcher Nominees do not intend to engage in a general solicitation of proxies in connection with the Annual Meeting, and, therefore, anticipate that this Proxy Statement and the accompanying proxy card will be posted, emailed or delivered to fewer than 10 of the Company’s stockholders on or about __________ __, 20__. If you are not one of them and you wish to vote for the Butcher Nominees, you may do so by attending the Annual Meeting and voting in person.
The solicitation is being made by the Butcher Nominees and not by or on behalf of the Company’s current Board of Directors (the “Current Board”).
The Butcher Nominees are soliciting your proxy for the Annual Meeting regarding the following matter:
To vote “FOR” the election of the Butcher Nominees’ proposed slate of five Director nominees, which is comprised of Dr. Bruce Butcher and Messrs. Mark Balfour, Sergio Di Vincenzo, James Slade, and Robert Pate, to serve until the next annual meeting of stockholders at which their respective successors are duly elected and qualified or until their earlier resignation or removal.
Any stockholder of record on October 26, 2010 (the “Record Date”) is entitled to notice of, and to vote at, the Annual Meeting.
REASONS FOR THE SOLICITATION
The Butcher Nominees believe that the Company’s stockholders deserve better leadership than the Current Board has provided. The following are examples of actions taken or failed to be taken by the Current Board that, in Dr. Butcher’s view, support that belief: (a) the failure to hold a meeting of stockholders for the election of directors for more than 18 months; (b) the failure during that same period to have a Board of Directors composed of five Directors, as required by the Company’s By-laws; (c) the failure to comply with annual and periodic reporting requirements under federal securities laws and regulations, which resulted in the SEC revoking the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by an order dated April 9, 2010; and (d) between June and September 2010, the issuance of shares of preferred stock and shares of common stock to two officers of the Company, thereby increasing the number of votes those persons could cast in connection with the election of Directors by more than 50 million votes, resulting in members of the Current Board and certain of the Company’s officers collectively holding more than 50% of the outstanding voting power of the Company in connection with the election of Directors. Prior to those issuances, the Company’s more than 700 public stockholders, including Dr. Butcher, collectively held more than 50% of the voting power.

BACKGROUND OF THE SOLICITATION
Dr. Butcher acquired his 57,750,000 shares of common stock in the Company on June 17, 2009. Dr. Butcher’s shares were acquired pursuant to an agreement originally reached on June 18, 2008, and evidenced in writing on July 14, 2008, whereby Dr. Butcher obtained the right to acquire 57,750,000 shares of the Company’s common stock from H. Philip Cash, the Company’s President and Chief Executive Officer, and a Director and significant stockholder of the Company, in return for (a) $1, (b) Dr. Butcher continuing his efforts at raising the capital necessary to continue the efforts of XS Platinum Ltd., an unlisted public Jersey, Channel Islands corporation formed to acquire various platinum mining claims in south-western Alaska (“XSP Ltd.”), at moving towards production, and (c) Dr. Butcher providing the capital necessary to enable the Company to (i) file all necessary reports and documents to make the Company compliant with its reporting obligations with the SEC under the Exchange Act, and (ii) preserve the Company’s rights and entitlements with respect to its Tillicum Mountain property. Those 57,750,000 shares were transferred from Mr. Cash’s personal shareholdings in the Company to Dr. Butcher on June 17, 2009, whereupon Dr. Butcher became the record owner of those shares and thus the largest stockholder of the Company, holding approximately 46.59% of all outstanding shares of common stock. Dr. Butcher provided personal funds to assist the Company with respect to the matters described in subparagraph (c).
As of June 10, 2010, Dr. Butcher’s shares represented approximately 46.59% of all of the then outstanding shares of common stock, which constituted the same percentage of all the outstanding voting stock of the Company. Additionally at that date, the more than 700 non-management stockholders of the Company, including Dr. Butcher, held more than 51% of the total voting power of the Company and would thus have been able to elect all of the members of the Company’s Board of Directors. Dr. Butcher is currently the largest single holder of the Company’s common stock and has been since June 17, 2009. Further, Dr. Butcher believes he is currently the largest single stockholder of the Company measured by voting power and has been since June 17, 2009, or, if the series of transactions that occurred between June 2010 and September 2010 as described below are allowed to survive Dr. Butcher’s court challenges (described elsewhere in this Proxy Statement), Dr. Butcher would have been the largest single stockholder of the Company measured by voting power from June 17, 2009 until at least in or about August 2010.
In a series of transactions between June 2010 and September 2010, the Current Board issued capital stock to members of the Current Board, certain of the Company’s officers and others in what Dr. Butcher believes are invalid transactions for the reasons set forth elsewhere in this Proxy Statement. These issuances consisted of (a) a total of 20,000,000 shares of common stock to Mr. Cash (15,500,000 shares) and Bil Zeleny, the Company’s Chief Financial Officer (4,500,000 shares), (b) 175,000 shares of common stock to persons who Dr. Butcher believes are unrelated third parties, and (c) a total of 16,889,292 shares of a new class of super-voting preferred stock to Mr. Cash (13,305,942 shares), Mr. Zeleny (3,433,350 shares) and persons who Dr. Butcher alleges in ongoing litigation are third parties acting in concert with the Current Board and Mr. Zeleny (150,000 shares). The preferred stock carries two votes per share and votes with the common stock as a single class in connection with the election of the Company’s Directors and other matters voted on at a stockholders’ meeting. Dr. Butcher has challenged the validity of these issuances in the ongoing lawsuits described elsewhere in this Proxy Statement. Mr. Cash and the Company (which is a nominal defendant in the lawsuits brought by Dr. Butcher) have presented counterclaims against Dr. Butcher in the lawsuits, questioning, among other things, whether Dr. Butcher breached duties allegedly owed to Mr. Cash and the Company related to the agreement pursuant to which Mr. Cash transferred ownership of his shares of the Company’s common stock to Dr. Butcher.
If the issuances of the common stock and preferred stock described above are allowed to stand, Mr. Cash and Mr. Zeleny would hold more than 50% of the outstanding voting power of the Company’s capital stock in connection with the election of Directors and Dr. Butcher would hold approximately 32.46%. In contrast, if the issuances of common stock and preferred stock described above are invalidated, Dr. Butcher would hold approximately 46.59% of the outstanding voting power of the Company’s capital stock.
Commencing in 2008, Dr. Butcher has expended funds on behalf of the Company for a variety of services and expenses that were paid to the persons and firms to which such funds were owed. These services included outside legal and accounting services and the services of consultants, including independent geologists, and the expenses included royalty payments in respect to the Company’s Tillicum Mountain property. The funds were either paid directly by Dr. Butcher to the persons and firms to which such funds were owed or furnished by Dr. Butcher to the Company’ s Chief Executive Officer for payment by the Company to the persons and firms to which such funds were owed. The amount of all such expenditures by Dr. Butcher exceeded $300,000, and the funds were derived from Dr. Butcher’s personal funds on hand, which included $100,000 from an individual who expressed an interest in becoming an investor in the Company if and when it came into full compliance with the federal securities laws’ provisions that are applicable to it. The terms of any such investment have not been set and would be subject to approval by the Company’s Board of Directors at the time. It is expected that the terms of any such investment would be consistent with current industry norms and would be reasonable to both the Company and the investor. In addition, Dr. Butcher has incurred costs, primarily consisting of legal counsel fees and disbursements, in connection with the solicitation of proxies to which this Proxy Statement relates, and related litigation (being the Petition for a Writ of Mandate to cause the Company to convene the Annual Meeting that is described elsewhere in this Proxy Statement, but not including any other litigation matters). Those costs currently amount to approximately $90,000, and are currently expected to amount to approximately $115,000 by the time the Annual Meeting is completed. If Dr. Butcher is successful in having the Butcher Nominees elected, Dr. Butcher may seek reimbursement from the Company for all or a part of the above designated costs and expenses that he will have incurred. He has not reached a final decision with respect to that matter, however, and, if he does seek reimbursement, it will be subject to approval by the Company’s then Board of Directors, with Dr. Butcher not participating in the vote. Dr. Butcher would expect the Board of Directors to act in a manner consistent with its fiduciary duties should it be asked to consider such a request from Dr. Butcher, and that any such consideration would include an analysis by the Board of Directors of the Company’s financial condition and prospects. He expects that any approval of such a request would be on terms concerning amount and timing that would be reasonably acceptable to both the Board of Directors and Dr. Butcher. In addition, Dr. Butcher or the Board of Directors may request that any such approval by the Board of Directors be subject to ratification by a separate vote of the Company’s outside stockholders. For these purposes, Dr. Butcher would expect “the Company’s outside stockholders” to be defined as all persons who own voting securities issued by the Company other than any person who at the time of the vote is, or at any time in 2010 was, an officer or Director of the Company, a nominee for election to the Company’s Board of Directors or a person who had acquired common or preferred stock from the Company in 2010.
PROPOSAL 1
TO ELECT FIVE DIRECTORS, TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS AT WHICH
THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED OR UNTIL THEIR EARLIER
RESIGNATION OR REMOVAL
The Butcher Nominees have concluded that the election of the Butcher Nominees, being Dr. Bruce Butcher and Messrs. Mark Balfour, Sergio Di Vincenzo, James Slade, and Robert Pate, to the Company’s Board of Directors is in the best interests of the Company and recommend their election. Biographical information concerning the Butcher Nominees can be found under the caption “Information about the Butcher Nominees” below.
None of the Butcher Nominees has had any prior business relationships with the Company or any of the members of the Current Board or any member of the Company’s management, other than Dr. Butcher and other than as described under the caption “Other Information about the Butcher Nominees, Certain Information Concerning Participants in this Solicitation, and Additional Information Regarding Litigation Involving Dr. Butcher” with respect to the relationships between any of the Butcher Nominees, on the one hand, and the Company’s President and Chief Executive Officer, Mr. Cash, during Mr. Cash’s service as the Chief Operating Officer of XS Platinum Inc., and with the Company’s Chief Financial Officer, Mr. Zeleny, during Mr. Zeleny’s service as the General Manager of XS Platinum Inc., on the other hand. None of the Butcher Nominees has ever been an officer, Director or employee of the Company; nor has any of the Butcher Nominees ever sought any such position.
Unless otherwise instructed or unless authority to vote is withheld, the enclosed proxy card, if properly completed and presented at the Annual Meeting, will be voted for the election of each of the Butcher Nominees. Each Butcher Nominee has consented to being named in this Proxy Statement and to serve his term if elected. Although the Butcher Nominees do not contemplate that any of these individuals will be unable to serve, if such a situation arises prior to the Annual Meeting, Dr. Butcher, as the person named in the enclosed proxy card, will vote for the election of any other person he may choose as a substitute nominee.
Vote Required and Recommendation
Each of the Butcher Nominees must receive a plurality of the eligible votes cast in order to be elected. A nominee receives a plurality if he receives more votes than any other nominee for the same Director’s seat. Stockholders are not permitted to use cumulative voting in the election of Directors.
The Butcher Nominees unanimously recommend a vote “FOR” the election of all of the Butcher Nominees.

THE BUTCHER NOMINEES’ PLAN FOR THE COMPANY
The following is a general outline of the initiatives that the Butcher Nominees would, subject to their fiduciary duties, seek to implement if elected at the Annual Meeting:
•	replace the Company’s current management with those individuals described under the caption “Information About the Butcher Nominees — Butcher Nominees’ Anticipated Management Roles.”
•	immediately cease paying compensation to any Company officer until the Company is, in the opinion of its Board of Directors, sufficiently funded to do so, at which time the Company’s Board of Directors will consider appropriate compensation levels commensurate with industry practice;
•	conduct a strategic review of the assets and liabilities of the Company and formulate a plan as to how best to move the Company forward and develop the Company’s assets;
•	comply with all legal requirements imposed on the Company under federal, state and local laws, including, but not limited to, those concerning corporate governance, securities law reporting and conducting stockholders’ meetings;
•	develop a comprehensive, ongoing business plan to further the foregoing; and
•	seek to raise new capital for the Company as deemed necessary.
The resources available for the Butcher Nominees to achieve their initiatives include:
•	their collective experience;
•	contacts in the financial community; and
•	their commitment to the advancement of the Company’s business and the Company’s stockholders.
The Butcher Nominees do not have any unusual or extraordinary resources that they expect to bring to bear on the Company’s needs. There can be no assurance that the Butcher Nominees will be successful in achieving these initiatives.
INFORMATION ABOUT THE BUTCHER NOMINEES
Dr. Butcher has agreed with the other Butcher Nominees that such other Butcher Nominees would be nominated to serve as Directors and, if elected, officers of the Company.
With the exception of Mr. Di Vincenzo, each of the Butcher Nominees is a Director or executive officer, or both, of either or both of XSP Ltd. or XS Platinum Inc. Dr. Butcher is the Chairman, the Chief Executive Officer, a Director and a significant shareholder of XSP Ltd. and a Director of XS Platinum Inc. Further information about XSP Ltd. and XS Platinum Inc. can be found under the caption “Other Information about the Butcher Nominees, Certain Information Concerning Participants in this Solicitation, and Additional Information Regarding Litigation Involving Dr. Butcher — XSP Ltd. and XS Platinum Inc.”
Dr. Bruce Butcher
Dr. Bruce Butcher, age 55, currently serves as Chairman and Chief Executive Officer of XSP Ltd., a position he has held since November 2007. In that role, he has been engaged primarily in raising the capital required by XSP Ltd. to fund XSP Ltd.’s current business plan, assembling the technical, operational, corporate and finance teams necessary to recommence mining operations at a platinum mine operated by XSP Ltd’s wholly-owned subsidiary XS Platinum Inc. in Alaska, and overseeing such operations. Between June 2006 and September 2007, Dr. Butcher was Chief Executive Officer and Managing Director of Niuminco Ltd., an unlisted Australian public company formed to acquire and amalgamate various mining leases and exploration licenses over gold, silver, nickel, copper and other minerals properties in Papua New Guinea. In that position, Dr. Butcher assembled the technical, operational, corporate and finance teams necessary to recommence mining operations at a gold and silver mine, and raised the capital required to fund Niuminco, before selling those assets during September 2007. Since February 2006, Dr. Butcher has been the Chairman and a Director of Positive Eye-D Ltd., an unlisted Australian public company with biometric technology assets and intellectual property rights applicable to the IT security and identity management industries. From July 2005 until January 2006, Dr. Butcher was working on his second Ph.D. degree in company law at the University of London, United Kingdom.
Dr. Butcher is a lawyer admitted to practice in the United Kingdom and Australia. He has specialized in commercial and corporate law for over 25 years in both the private and public sectors. Dr. Butcher is a graduate of the University of Western Australia and holds two Ph.D. degrees in company law: one from the University of Cambridge, the other from the University of London, both located in the United Kingdom.
Dr. Butcher is an experienced company Director having advised, or served on, the boards of a number of public, including exchange listed, companies since 1983. He is currently a Director of Positive Eye-D Ltd., XSP Ltd. and XS Platinum Inc.

If the Butcher Nominees are elected to the Company’s Board of Directors, it is contemplated that Dr. Butcher will serve as the Company’s Chairman and Chief Executive Officer. In such position, it is expected that he would be in charge of the Company’s overall management, with all other executive officers reporting to him. Dr. Butcher’s experience (a) as a corporate executive in the mining, exploration and extractive industries, (b) in assisting companies in raising capital for operations, (c) in assisting companies to commence operations, and (d) as a company Director, led the Butcher Nominees to conclude that Dr. Butcher is qualified to serve as a Director and the Chief Executive Officer of the Company.
Mr. Mark Balfour
Mark Balfour, age 58, is an attorney admitted to practice in Australia and a specialist in corporate, banking, finance and natural resources law and business management. He currently serves as an Executive Director and Joint Company Secretary of XSP Ltd. and XS Platinum Inc. and he has served in these positions since November 2007. As an Executive Director, Mr. Balfour is responsible for, among other things, drafting and negotiating capital raising documentation and product sale agreements, maintaining refining processes and protocols, human resources management and executive management. He is also currently serving as a Director and the Company Secretary of Positive Eye-D Ltd., an unlisted Australian public company with biometric technology assets and intellectual property rights applicable to the IT security and identity management industries, and he has served in these positions since February 2006. From March 2006 to January 2010, Mr. Balfour served as a Director — Corporate and Legal, and Company Secretary of Indon CBM Ltd., an unlisted Australian public company with coal bed methane assets in Indonesia, and its Indonesian subsidiaries. In these positions, he was responsible for, among other things, governmental relations, negotiating merger and acquisition strategies and drafting capital raising documentation. From February 2006 to January 2007, Mr. Balfour served as a Non-Executive Director and the Company Secretary of Richfield Group Limited, an Australian listed public oil and gas company. From June 2006 to September 2007, Mr. Balfour served as Executive Director — Corporate and Legal and Company Secretary of Niuminco Ltd., an unlisted Australian public company formed to acquire and amalgamate various mining leases and exploration licenses over gold, silver, nickel, copper and other minerals properties in Papua New Guinea, and five of Papua New Guinea subsidiaries. In these positions, he was responsible for, among other things, establishing corporate, administrative and operative infrastructure in Papua New Guinea, contract negotiations and cross-jurisdictional matters generally. In the position of corporate secretary with various business enterprises, Mr. Balfour has had responsibility for most aspects of corporate governance and regulatory compliance.
Mr. Balfour has significant experience in conducting due diligence and negotiating and drafting contracts for the oil and gas industry, involving, among other things, resources acquisitions, joint ventures, exploration, drilling, pipeline construction and land access. He also has extensive experience in capital raising for public companies engaged in the oil and gas, mining, information technology and biotech fields.
Mr. Balfour is an experienced company Director having advised, or served on, the boards of a number of public, including exchange listed, companies. He is currently a Director of Positive Eye-D Ltd., XSP Ltd. and XS Platinum Inc.
If the Butcher Nominees are elected to the Company’s Board of Directors, it is contemplated that Mr. Balfour will serve as the Company’s President. In such position, it is expected that he would be in charge of coordinating the activities of the Company’s executive team and overseeing its internal administrative and external finance and legal functions. Mr. Balfour’s experience (a) as a legal advisor to companies involved in the oil and gas, and mining industries, (b) in assisting companies in raising capital for operations, and (c) as a company Director and a corporate secretary, led the Butcher Nominees to conclude that Mr. Balfour is qualified to serve as a Director and a senior administrative executive officer of the Company.
Mr. Sergio Di Vincenzo
Sergio Di Vincenzo, age 50, currently serves as Managing Director of Aspen Corporate, an Australian accounting firm that he started in 1990. He is a Certified Practising Accountant (an Australian title), a professional fellow of the National Institute of Accountants (Australia) and a fellow of the Taxation Institute of Australia. Mr. Di Vincenzo specializes in corporate and personal taxation, business services and financial consulting. Mr. Di Vincenzo has for many years been actively involved with the capital-raising of various small- to mid-cap mining ventures.
If the Butcher Nominees are elected to the Company’s Board of Directors, it is contemplated that Mr. Di Vincenzo will serve as the Company’s Chief Financial Officer. In such position, it is expected that he would be in charge of the Company’s banking relations, the maintenance of its internal books of accounts and financial controls, and its internal and external accounting functions and relationships. Mr. Di Vincenzo’s experience (a) as an accountant, (b) as an advisor to companies involved in the mining industry, and (c) in assisting companies in raising capital for operations, led the Butcher Nominees to conclude that Mr. Di Vincenzo is qualified to serve as a Director and the Chief Financial Officer of the Company.

Mr. James Slade
James Slade, age 53, currently serves as the Chief Operating Officer of XS Platinum Inc., a position he has held since July, 2010. In this position, he is responsible for, among other things, the management and oversight of all operations at the Platinum Creek Mine. Mr. Slade also currently serves as President of Minera Pionero SpA, an unlisted Chilean company formed to own and develop mining concessions in Chile, a position he has held since September, 2009. As President, Mr. Slade is responsible for corporate governance and mining operations. Between February 2001 and September 2009, Mr. Slade was the President of Pioneer Mining Group in Liberty, Washington. Pioneer Mining Group was the majority partner and operator of Liberty Mining & Exploration LLC, a company engaged in alluvial gold production. Liberty Mining & Exploration LLC’s Swauk Creek Mine was the development site for an alluvial mining system that was marketed by AuVert Gold Systems Inc. Mr. Slade was the Managing Partner of Liberty Mining & Exploration LLC responsible for corporate governance and all operations, including development of several patent pending mining processes. He has over 15 years of alluvial mining experience.
Mr. Slade has a degree in Business Administration — Finance from Mount Royal College in Alberta, Canada. He is a member of the Canadian Institute of Mining and the American Petroleum Institute.
If the Butcher Nominees are elected to the Company’s Board of Directors, it is contemplated that Mr. Slade will serve as the Company’s Chief Operating Officer and Vice President — Operations. In such position, it is expected that he would be in charge of the Company’s overall day-to-day mining operations. Mr. Slade’s experience as a senior executive of various mining companies led the Butcher Nominees to conclude that Mr. Slade is qualified to serve as a Director and a senior operations officer of the Company.
Mr. Robert Pate
Robert Pate, age 58, is a geologist with 35 years of experience in the mineral industry. He has worked as an exploration geologist, mine geologist, mine engineer, mine superintendent and General Manager on mining projects all over the world. Mr. Pate currently serves as the General Manager of XS Platinum Inc., a position he has held since February 2010. He was responsible for the start-up of XS Platinum Inc.’s Platinum Creek Mine’s 2010 mining season in Alaska. Before joining XS Platinum Inc., Mr. Pate was a consultant for Hanson Industries Inc., a company based in Spokane, Washington with interests in real property, construction and mining, between October 2008 and January 2010. As a consultant he was responsible for, among other things, reviewing mineral property holdings and making recommendations regarding feasibility of investment. From January 2006 to September 2008, Mr. Pate served as the Vice-President of Operations and Project Manager for Goldrich Mining Corp, a U.S. mining company with current gold production at Chandalar, located north of the Arctic Circle in Alaska. In this position, he was instrumental in the discovery and drilling of Alaska’s first documented large-scale aggredational placer deposit containing over 250,000 oz of gold. Between January 2005 and December 2006, Mr. Pate was a self-employed mining and geological consultant on various North American mining projects.
Mr. Pate holds a Bachelor of Science degree in Geology from Fort Lewis College in Durango, Colorado, and is a certified Mine Safety and Health Administration safety trainer.
If the Butcher Nominees are elected to the Company’s Board of Directors, it is contemplated that Mr. Pate will serve as the Company’s Vice President — Mining. In such position, it is expected that he would be in charge of the Company’s exploration and development operations. Mr. Pate’s experience as a mine geologist, mine engineer, mine superintendent and General Manager on mining projects all over the world led the Butcher Nominees to conclude that Mr. Pate is qualified to serve as a Director and the senior technical mining officer of the Company.
BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES
Beneficial Ownership of the Butcher Nominees
The table below sets forth the total number of shares of the Company’s common stock beneficially owned by each and all of the Butcher Nominees as of December 10, 2010.

The address for each Butcher Nominee is listed below. The information in the table below with respect to each Butcher Nominee has been furnished to Dr. Butcher by the respective Butcher Nominee. The percentage ownership of the Company’s common stock for each person listed below is based on 123,949,972 shares of common stock outstanding as of the Record Date, which does not include 20,175,000 shares of the Company’s common stock that Dr. Butcher believes are invalidly issued as further described elsewhere in this Proxy Statement.

	Number of Shares Beneficially	Percentage of Shares Beneficially
Name and Address	Owned	Owned
Dr. Bruce Butcher	57,750,000	46.59%[1]
P.O. Box 498 28-34 Hill Street St. Helier, Jersey JE4 5TF Channel Islands
Mr. Mark Balfour	0	0%
XS Platinum Inc. Suite 515 1424 Fourth Avenue Seattle, WA 98101
Mr. Sergio Di Vincenzo	0	0%
102 Beaufort Street Level 2 Perth, WA 6000 Australia
Mr. James Slade	0	0%
XS Platinum Inc. Suite 515 1424 Fourth Avenue Seattle, WA 98101
Mr. Robert Pate	0	0%
XS Platinum Inc. Suite 515 1424 Fourth Avenue Seattle, WA 98101
All Butcher Nominees as a group (five persons)	57,750,000	46.59%[1]

[1]	Dr. Butcher is the record holder of these shares. Dr. Butcher holds 40.07% of the issued and outstanding shares of common stock based on 144,124,972 shares of common stock issued and outstanding as reported by the Company’s transfer agent, which amount includes the 20,175,000 shares of common stock that Dr. Butcher believes are invalidly issued.
Beneficial Ownership of the Company’s Current Officers, the Members of the Current Board and the Company’s Director Nominees
The Butcher Nominees have derived beneficial ownership information for the Company’s current officers, the members of the Current Board and the Company’s nominees for election as Directors at the Annual Meeting (the “Company’s Director Nominees”) from amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010, which sets forth information as of July 7, 2010, and from the Company’s common and preferred stock ledgers as of the Record Date. As described elsewhere in this Proxy Statement, Dr. Butcher has challenged in lawsuits the validity of the issuance of an aggregate of 20,175,000 shares of the Company’s common stock, of which 15,500,000 shares were issued to Mr. Cash and 4,500,000 shares to Mr. Zeleny. It is possible that the court adjudicating Dr. Butcher’s challenge could determine that those shares of the Company’s common stock were validly issued and are outstanding. Therefore, the Butcher Nominees have presented below the beneficial ownership information for the Company’s current officers, the members of the Current Board and the Company’s Director Nominees in two different tables showing the beneficial ownership information based on (a) Table A — 123,949,972 shares of common stock outstanding as of the Record Date, which does not include 20,175,000 shares of the Company’s common stock that Dr. Butcher believes are invalidly issued as further described elsewhere in this Proxy Statement, and (b) Table B — 144,124,972 shares of common stock issued and outstanding as reported by the Company’s transfer agent, which amount includes the 20,175,000 shares of common stock that Dr. Butcher believes are invalidly issued. Table B also includes beneficial ownership information for the Company’s current officers, the members of the Current Board and the Company’s Director Nominees with respect to shares of the Company’s preferred stock, based on 16,889,292 shares of preferred stock outstanding as of the Record Date, all of which Dr. Butcher believes are invalidly issued as described elsewhere in this Proxy Statement. Table A does not include information about the Company’s preferred stock. It is possible that the court adjudicating Dr. Butcher’s challenge of the issuance of the preferred stock may decide that the preferred stock was validly issued and is outstanding.

The address for each of the Company’s current officers, the members of the Current Board and the Company’s Director Nominees is set forth in the notes to Table A below. Unless otherwise noted below, Dr. Butcher believes that each of the Company’s current officers, the members of the Current Board and the Company’s Director Nominees own the stock listed in Table A and Table B directly.
Table A

		Amount of Beneficial
Name of Beneficial Owner	Title of Class	Ownership		Percent of Class
Mr. H. Philip Cash[1]	Common Stock	37,527,832	[1]	30.28%
Mr. Cletius Rogers[2]	Common Stock	500,000		*
Mr. Bil Zeleny[3]	Common Stock	227,187	[3]	*
Mr. Gary Mason[4]	Common Stock	64,850	[4]	*
Mr. Bob Matthiessen[5]	Common Stock	0	[5]	0%

All Directors and executive officers as a group (four persons; not including Mr. Matthiessen, one of the Company’s Director Nominees)	Common Stock	38,319,869		30.92%

*	Less than 1%.

[1]	Mr. Cash is the Company’s President and Chief Executive Officer and a member of the Current Board. The number of shares set forth in the table above does not include 15,500,000 shares of the Company’s common stock that Dr. Butcher believes were invalidly issued to Mr. Cash. His address, as listed in amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010, is Route 1 Box 1092, Fairfield, ID, 83327.

[2]	Mr. Rogers is a Director of the Company. His address, as listed in amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010, is Route 1 Box 1092, Fairfield, ID 83327.

[3]	Mr. Zeleny is the Company’s Chief Financial Officer and Treasurer and one of the Company’s Director Nominees. He is not a member of the Current Board. The number of shares set forth in the table above does not include 4,500,000 shares of the Company’s common stock that Dr. Butcher believes were invalidly issued to Mr. Zeleny. His address, as listed in amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010, is 7025 E. Sweetwater Avenue, Scottsdale, AZ 85254.

[4]	Mr. Mason is a Director of the Company. Mr. Mason is not listed as a record holder in the Company’s common stock ledger and information about his ownership of the Company’s common stock is not available to the Butcher Nominees otherwise than as set forth above. Therefore, the Butcher Nominees assume that he holds his shares in street name and have relied on the information of his common stock ownership set forth in amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010. His address, as listed in amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010, is 24266 Carrillo, Mission Viejo, CA 92691.

[5]	Mr. Matthiessen is one of the Company’s Director Nominees. He is not a member of the Current Board. Amendment no. 1 to the Company’s preliminary proxy statement filed with the SEC on December 3, 2010 does not contain an address for Mr. Matthiessen nor information regarding his beneficial ownership of the Company’s securities, if any. Mr. Matthiessen is not listed as a record holder of the Company’s common stock or preferred stock in the Company’s stock ledgers and this information is not otherwise available to the Butcher Nominees. Based on the foregoing, the Butcher Nominees believe that you may contact Mr. Matthiessen at the Company’s address, Route 1 Box 1092, Fairfield, ID 83327, and that he does not beneficially own any of the Company’s securities.

Table B

		Amount and Nature of
Name of Beneficial Owner	Title of Class	Beneficial Ownership		Percent of Class
Mr. H. Philip Cash[1]	Common Stock	53,027,832		36.79%
Mr. Cletius Rogers	Common Stock	500,000		*
Mr. Bil Zeleny[2]	Common Stock	4,727,187		3.28%
Mr. Gary Mason[3]	Common Stock	64,850		*
Mr. Bob Matthiessen[4]	Common Stock	0	[4]	0%
All Directors and executive officers as a group (four persons; not including Mr. Matthiessen, one of the Company’s Director Nominees)	Common Stock	58,319,869		40.46%

Mr. H. Philip Cash	Preferred Stock	13,305,942		78.78%
Mr. Bil Zeleny	Preferred Stock	3,433,350		20.33%

All Directors and executive officers as a group (2 persons)	Preferred Stock	16,739,292		99.11%

*	Less than 1%.

[1]	The number of shares set forth in the table above includes 15,500,000 shares of the Company’s common stock that Dr. Butcher believes were invalidly issued to Mr. Cash.

[2]	The number of shares set forth in the table above includes 4,500,000 shares of the Company’s common stock that Dr. Butcher believes were invalidly issued to Mr. Zeleny.

[3]	See footnote 4 to Table A for information about Mr. Mason’s beneficial ownership of the Company’s common stock.

[4]	See footnote 5 to Table A for information about Mr. Matthiessen’s beneficial ownership of the Company’s securities.
Change of Control
As described more fully elsewhere in this Proxy Statement, the Butcher Nominees believe that a change of control of the Company will have occurred during 2010 if the Company’s issuances of shares of common stock and preferred stock made during this period to, among others, Messrs. Cash and Zeleny are allowed to stand. As a result of these purported issuances to, among others, Messrs. Cash and Zeleny, Messrs. Cash and Zeleny would own more than 50% of the voting power of the Company’s outstanding capital stock. Accordingly, if these transactions are allowed to stand, the Company’s non-management stockholders will hold less than 50% of the outstanding voting power, and the Company’s current insiders, if they act in concert, will thus be able to elect all the Directors of the Company regardless of votes cast by the Company’s non-management stockholders. Dr. Butcher has challenged the validity of these issuances as further described elsewhere in this Proxy Statement.
OTHER INFORMATION ABOUT THE BUTCHER NOMINEES,
CERTAIN INFORMATION CONCERNING PARTICIPANTS IN THIS SOLICITATION,
AND
ADDITIONAL INFORMATION REGARDING LITIGATION INVOLVING DR. BUTCHER
XSP Ltd. and XS Platinum Inc.
XSP Ltd. is an unlisted public Jersey, Channel Islands corporation formed to acquire various platinum mining claims in south-western Alaska. XSP Ltd., through its wholly-owned subsidiary, XS Platinum Inc., a Delaware corporation, produces platinum and platinum group metals, including gold, for sale, from XSP Ltd.’s Platinum Creek Mine in Alaska. Dr. Butcher established XSP Ltd. during 2007 in order to acquire what was once an historically significant platinum mine in the remote reaches of south-western Alaska near the village of Platinum via Goodnews Bay on the Bering Sea.

The Company holds 75,000,000 shares of XSP Ltd.’s fully paid ordinary shares representing approximately 34% of the outstanding shares of XSP Ltd. The Company reported in its Quarterly Report on Form 10-Q for the three month period ended July 31, 2010, filed with the SEC on November 9, 2010, that its total assets as of July 31, 2010 were $650,047, of which $645,833, or approximately 99%, consisted of the XSP Ltd. shares held by the Company. The Butcher Nominees have no information concerning how the Company derived such amount for the XSP Ltd. shares. In his litigation described elsewhere in this Proxy Statement, Dr. Butcher has alleged that the value of the XSP Ltd. shares owned by the Company substantially exceeds $645,833 (the value of an asset may differ from the amount reflected for that asset on a balance sheet that has been prepared in accordance with generally accepted accounting principles).
At Dr. Butcher’s request, Mr. Cash, the Company’s President and Chief Executive Officer, and a Director and significant stockholder of the Company, served as the Chief Operating Officer of XS Platinum Inc. between December 1, 2007 and June 30, 2010. At Dr. Butcher’s request, Mr. Zeleny, the Company’s Chief Financial Officer, served as the General Manager of XS Platinum Inc. between December 1, 2007 and January 22, 2009. No other person who currently is, or at any time during the last three years was, an officer or Director of the Company served as an officer, Director or employee of, or in any other capacity with, XSP Ltd. or XS Platinum Inc.
Dr. Butcher currently serves as XSP Ltd.’s Chairman and Chief Executive Officer and as a Director of both XSP Ltd. and XS Platinum Inc. Dr. Butcher holds 27,899,801 shares of XSP Ltd.’s issued and outstanding ordinary shares, representing approximately 12.75% of such shares. Mr. Balfour currently serves as an Executive Director of XSP Ltd. and as a Director of both XSP Ltd. and XS Platinum Inc. Mr. Balfour holds 10,679,801 shares of XSP Ltd.’s issued and outstanding ordinary shares, representing approximately 4.9% of such shares. Mr. Slade currently serves as the Chief Operating Officer of XS Platinum Inc. Mr. Slade holds 500,000 shares of XSP Ltd.’s issued and outstanding ordinary shares, representing approximately 0.29% of such shares. Mr. Pate currently serves as the General Manager of XS Platinum Inc. Mr. Pate holds 300,000 shares of XSP Ltd.’s issued and outstanding ordinary shares, representing approximately 0.14% of shares. Dr. Butcher and Messrs. Balfour and Pate served in positions with either XSP Ltd. or XS Platinum Inc., respectively, at the same time as Mr. Cash served as the Chief Operating Officer of XS Platinum Inc. and/or Mr. Zeleny served as the General Manager of XS Platinum Inc. Mr. Di Vincenzo holds 750,000 shares of XSP Ltd.’s issued and outstanding ordinary shares, representing approximately 0.34% of such shares.
The business address of XSP Ltd. is P.O. Box 498, 28-34 Hill Street, St. Helier, Jersey JE4 5TF, Channel Islands and the business address of XS Platinum Inc. is Suite 515, 1424 Fourth Avenue, Seattle, WA 98101.
Section 16(a) Beneficial Ownership Reporting Compliance
Dr. Butcher is the only one of the Butcher Nominees required to report beneficial ownership with respect to the Company’s securities under Section 16(a) of the Exchange Act. During the fiscal year ended April 30, 2010, Dr. Butcher failed to file a Form 3 upon acquiring his common stock of the Company on June 17, 2009. The Company’s common stock was subsequently deregistered under Section 12 of the Exchange Act by the SEC on April 9, 2010 and was re-registered under Section 12 of the Exchange Act effective September 15, 2010, thereby triggering anew the reporting obligations under Section 16(a) of the Exchange Act. Dr. Butcher filed a late Form 3 report disclosing his beneficial ownership of the Company’s common stock on October 1, 2010.
Independence of Butcher Nominees
To the Butcher Nominees’ best knowledge, the Company’s common stock is not listed on any securities exchange. The Company has stated in the Company’s Form 10 that it relied on the Nasdaq independence rules in connection with determining the independence of each of the members of the Current Board. Based on the Nasdaq rules, each of the Butcher Nominees would currently be deemed to be independent.
Information about Participants
The Butcher Nominees are the only participants in the solicitation of proxies pursuant to this Proxy Statement (each a “participant”). The name and business address of each participant, as well as such participant’s present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, is set forth under the captions “Information About the Butcher Nominees” and “Share Ownership of the Butcher Nominees.”

Except as described in this Proxy Statement, no Butcher Nominee is involved in any material proceeding with respect to the Company. Except as described in this Proxy Statement, there is no other arrangement or understanding between any Butcher Nominee and any other person pursuant to which such Butcher Nominee was or is to be selected as a Butcher Nominee or elected as a Director. No Butcher Nominee currently holds any position or office with the Company or any of its subsidiaries or has ever served as a Director of the Company or any of its subsidiaries.
Except as set forth in this Proxy Statement:
•	no participant directly or indirectly beneficially owns any securities of the Company or any parent or subsidiary of the Company;
•	no participant owns any securities of the Company which are owned of record but not beneficially;
•	no participant has purchased or sold any securities of the Company during the past two years;
•	no part of the purchase price or market value of the securities of the Company owned by any participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;
•	no participant is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies;
•	no associate of any participant owns beneficially, directly or indirectly, any securities of the Company;
•	no participant or any associate thereof was a party to, or had a direct or indirect material interest with respect to, any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000;
•	no participant has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years;
•	no participant or any associate thereof has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and
•	no person, including any of the participants, who is a party to an arrangement or understanding pursuant to which the Butcher Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Annual Meeting.
For the purposes of the foregoing, the term “associate” has the meaning set forth in Rule 14a-1 of Regulation 14A promulgated under the Exchange Act and the term “affiliate” has the meaning assigned to it under the federal securities laws.
The Butcher Nominees have no substantial interest (by security holdings or otherwise) in the matters described in this Proxy Statement, other than as described herein or their interest in being elected as the Company Directors.
Relationship among the Company, XSP Ltd. and XS Platinum Inc. if the Butcher Nominees are Elected
If the Butcher Nominees are elected to the Company’s Board of Directors, it is anticipated that each will serve in a capacity as an officer (as described elsewhere in this Proxy Statement) and a Director of the Company and, with the exception of Mr. Di Vincenzo, as well as an officer or a Director, or both, of XSP Ltd. or XS Platinum, Inc., or both. The Company will continue to hold 75,000,000 shares of XSP Ltd.’s ordinary shares, which represent approximately 34% of the outstanding shares of XSP Ltd. In their capacities as officers and Directors of XSP Ltd. and XS Platinum, Inc., the Butcher Nominees will continue to oversee the development and operation of XS Platinum Inc.’s platinum mining operations. As a shareholder of XSP Ltd., the Company will continue to share the benefits and risks of equity ownership together with all other shareholders of XSP Ltd. Further, by reason of the Company’s significant equity interest in XSP Ltd. and the common officerships and directorships that will exist between the Company and XSP Ltd. should the Butcher Nominees be elected Directors of the Company, the Company may be deemed to control XSP Ltd. and, indirectly, XS Platinum Inc., as that term is used under the federal securities laws. Additionally, for those same reasons, the Company will, should the Butcher Nominees be elected as Directors and appointed as officers of the Company, become and be engaged in the business of XS Platinum Inc. In their capacities as officers and Directors of any of the Company, XSP Ltd. and XS Platinum Inc., the Butcher Nominees will owe fiduciary duties to such entities and such entities’ stockholders. These duties may give rise to conflicts of interests. Although no conflict of interest is currently anticipated by the Butcher Nominees, should any conflict of interest arise, the matter will be referred to independent legal counsel for advice and resolution. In general, it is expected that, should a conflict of interest arise, it would be resolved in a manner that would take into account the Company’s status as a publicly traded company in the United States.

Litigation Involving Dr. Butcher and the Company
On August 26, 2010, Dr. Butcher filed a Petition for Writ of Mandate Pursuant to NRS 78.345 in the Second Judicial District Court of the State of Nevada in and for the County of Washoe to compel the Current Board to cause the Company to convene a stockholders’ meeting at which Directors would be elected. The Company’s By-laws require that the Company hold an annual meeting for the election of Directors each year and Nevada law permits a stockholder or stockholders holding at least 15% of the voting power of a corporation to apply to the district court to compel the election of Directors if a corporation fails to elect Directors within 18 months after the last election of Directors; under the Company’s Current Board, the Company had not held an annual meeting or elected Directors for at least 18 months before Dr. Butcher filed his Petition. In the Petition, Dr. Butcher alleged that he was a stockholder in the Company holding more than 15 percent of its stock and that the Company had failed to hold an election of Directors within 18 months after the last prior election. Accordingly, Dr. Butcher requested that the Company hold an annual meeting for the election of Directors. The Company appeared and filed an Opposition to the Petition. On September 27, 2010, the court issued a Writ of Mandate granting the Petition and ordering the Company to hold an annual meeting for the election of Directors. The court subsequently amended the Writ of Mandate without changing the requirement that the Company hold an annual meeting for the election of Directors. The Annual Meeting is to be held pursuant to the court’s order.
Dr. Butcher filed a Verified Stockholder Derivative Complaint, Case No. CV 10 02568, in the Second Judicial District Court of the State of Nevada in and for the County of Washoe on September 24, 2010. This state court lawsuit names H. Philip Cash, Gary Mason, Cletius Rogers and Bil Zeleny (collectively referred to as the “D&O Defendants”) and Russell D. Keely and Stanley Knowlton (collectively referred to as the “Preferred Stock Defendants”) as defendants and also names the Company as a nominal defendant. The lawsuit states claims on behalf of the Company against the D&O Defendants for breach of fiduciary duty and waste of corporate assets. On these claims, Dr. Butcher sought monetary damages on behalf of the Company. The lawsuit also states a claim against the D&O Defendants and the Preferred Stock Defendants for unjust enrichment and, on behalf of the Company, seeks restitution and disgorgement of all profits, benefits and other compensation received as a result of certain acts. Additionally, Dr. Butcher requests declaratory relief on a number of issues, including having the establishment and issuance of preferred stock purporting to have the voting power of two votes per share and the issuance of common stock declared invalid based on claims set forth in the complaint, including that the issuance of the stock (a) was made while the Current Board consisted only of three Directors even though the Company’s By-laws require that the Company’s Board of Directors consist of five Directors, and (b) in the case of the preferred stock, was made without the requisite stockholder approval. The Company and the D&O Defendants have answered and appeared in the lawsuit. The answer contains various defenses to Dr. Butcher’s allegations, which include denials of the alleged violations. Additionally, Mr. Cash has filed a counterclaim against Dr. Butcher alleging fraud, negligent misrepresentation, constructive fraud, breach of contract and breach of good faith and fair dealing. The Company also filed an answer and a counterclaim against Dr. Butcher asserting claims for breach of contract as a third party beneficiary to Mr. Cash’s agreement with Dr. Butcher and for conversion. Dr. Butcher filed a motion for partial summary judgment regarding some of his requested declaratory relief on October 25, 2010. That motion is pending. Dr. Butcher intends vigorously to defend against the counterclaims. On November 29, 2010, Dr. Butcher filed a Motion to Dismiss Counterclaim made by Mr. Cash. That motion is pending.
On October 15, 2010, Dr. Butcher filed a Verified Stockholder Derivative Complaint, Case No. 10-cv-01802-PMP-LRL, in the United States District Court for the District of Nevada. This federal lawsuit names H. Philip Cash, Gary Mason, Cletius Rogers and Bil Zeleny as defendants and also names the Company as a nominal defendant. This lawsuit states claims for violation of Section 10(b)(5) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants and violation of Section 20(a) of the Exchange Act against Mr. Cash and Mr. Zeleny. Dr. Butcher seeks economic damages on behalf of the Company and a declaration that various sales of stock by the Company are void as a result of the alleged fraud. The Company and Messrs. Cash, Mason, Rogers and Zeleny filed answers in this lawsuit containing various defenses, which includes denials of the alleged violations. Both Mr. Cash and the Company also filed counterclaims against Dr. Butcher alleging fraud, negligent misrepresentation, constructive fraud, breach of contract, breach of good faith and fair dealing and securities fraud in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated under the Exchange Act. Dr. Butcher intends vigorously to defend against the counterclaims. On December 9, 2010, Dr. Butcher filed a Motion to Dismiss Counterclaim made by Mr. Cash. That motion is pending.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING
The information below does not take into account any shares of preferred stock that may have been issued and outstanding on the Record Date. On the Record Date, the Company’s transfer agent reported that there were 16,889,292 shares of preferred stock issued and outstanding. Dr. Butcher believes that all of the shares of the Company’s preferred stock were invalidly issued based on claims made in the lawsuits described elsewhere in this Proxy Statement, including, because the preferred stock was (a) created without the requisite stockholder approval, and (b) created by an improperly constituted Current Board given that the Current Board consisted only of three Directors even though the Company’s By-laws require that the Company’s Board of Directors consist of five Directors. It is possible that the court adjudicating the lawsuit involving this challenge could determine that the preferred stock was validly issued and is outstanding and, if that were to occur, each share of preferred stock would have two votes at the Annual Meeting and the preferred stock would vote together with the common stock as one class.
Why did the Butcher Nominees send me this Proxy Statement?
The Butcher Nominees are sending this Proxy Statement to a limited number of stockholders. If you are one of them, the Butcher Nominees sent you this Proxy Statement and the enclosed proxy card because they are soliciting your proxy at the Annual Meeting. This Proxy Statement summarizes information on the proposal to be considered at the Annual Meeting. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card or, if you hold shares of common stock in “street name,” by following the procedure set forth below.
Who is eligible to attend the Annual Meeting and vote?
All stockholders who owned shares of the Company’s common stock at the close of business on October 26, 2010, the Record Date, are eligible to attend the Annual Meeting and vote. The Butcher Nominees anticipate that this Proxy Statement and the accompanying proxy card will be mailed or delivered to fewer than 10 of the Company’s stockholders, and that such mailing or delivery will take place on or about __________ __, 20__.
If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the proxy card on your behalf. You should also sign, date and mail the voting instruction that your broker or banker sends you (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). If you do not receive instructions on how to vote at the Annual Meeting from your broker or banker, Dr. Butcher suggests that you contact them to instruct them to vote “FOR” the election of the Butcher Nominees. Please do this for each account you maintain to ensure that all your shares are voted.
If your shares are held in the name of a broker, bank, trust or other nominee as a custodian, you are a “street name” holder and will need to bring a copy of a brokerage statement reflecting your ownership as of the Record Date in order to attend the Annual Meeting.
How many votes do I have?
Stockholders who owned common stock of the Company at the close of business on the Record Date are entitled to one vote for each share of common stock they held on that date, on all matters properly brought before the Annual Meeting. On the Record Date, the Company’s transfer agent reported that there were 144,124,972 shares of the Company common stock issued and outstanding. Dr. Butcher believes, however, that there were only 123,949,972 shares of the Company’s common stock issued and outstanding because he believes that an aggregate of 20,175,000 shares of the Company’s common stock were invalidly issued and, therefore, should not be considered issued and outstanding. Dr. Butcher has challenged in lawsuits the issuance of those 20,175,000 shares of the Company’s common stock as further described elsewhere in this Proxy Statement.
What proposals will be addressed at the Annual Meeting?
To the Butcher Nominees’ best knowledge, the following proposals will be addressed at the Annual Meeting:
Election of five Directors, to serve until the next annual meeting of stockholders at which their respective successors are duly elected and qualified or until their earlier resignation or removal

It is possible that other business may properly be presented at the Annual Meeting or any adjournment thereof. Pursuant to Rule 14a-4(c)(3) of Regulation 14A promulgated under the Exchange Act, your proxy (Dr. Butcher) may vote in his discretion on any matter properly presented at the Annual Meeting or any adjournment thereof which the Butcher Nominees did not know a reasonable time before the solicitation would be presented at the Annual Meeting. At the time of filing of this Proxy Statement, the Butcher Nominees knew of no matters which need to be acted upon at the Annual Meeting other than the one discussed in this Proxy Statement.
Why would the Annual Meeting be adjourned?
The Annual Meeting may, among other reasons, be adjourned if a quorum is not present on the date of the Annual Meeting. The presence at the meeting, in person or by proxy, of the holders of 5% of the shares of the Company’s capital stock outstanding and entitled to vote on the Record Date constitutes a quorum, permitting business to be conducted at the meeting. If a quorum is not present, the Annual Meeting may be adjourned to a later date when a quorum is obtained.
How do I vote in person?
If you plan to attend the Annual Meeting, or any adjournment thereof, and vote in person, Dr. Butcher or his designee will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a power of attorney executed by the broker, bank or other nominee that owns the shares of record for your benefit, authorizing you to vote the shares.
How do I vote by proxy?
Whether or not you plan to attend the Annual Meeting, if a copy of this Proxy Statement was mailed or delivered to you, the Butcher Nominees urge you to complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the Annual Meeting and vote in person.
If you properly fill in your proxy card and send it to the Butcher Nominees in time to vote, your “proxy” (Dr. Butcher) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as follows:
•	“FOR” the election of each of the following five nominees to the Company’s Board of Directors: Dr. Bruce Butcher, Mr. Mark Balfour, Mr. Sergio Di Vincenzo, Mr. James Slade and Mr. Robert Pate.
•	In the discretion of the proxy holder, on any other matters properly presented at the Annual Meeting which the Butcher Nominees did not know a reasonable time before the solicitation would be presented at the Annual Meeting.
Proxies solicited by this Proxy Statement may be exercised only at the Annual Meeting (and any adjournment thereof) in accordance with your instructions and will not be used for any other meeting.
If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the Butcher Nominees’ proxy card on your behalf with a vote “FOR” the election of the Butcher Nominees. Your broker or banker commonly handles this type of requests in a specifically designated department often referred to as the “proxy action” or “corporate action” department. If you have received a voting instruction form from your broker or banker and such form allows you to vote for the Butcher Nominees (for example by already setting forth the names of the Butcher Nominees or allowing you to scratch out the Company’s nominees listed on such form and writing in each of the names of the Butcher Nominees; in that respect, please read the instructions carefully as failure to comply may render your executed proxy or voting instruction form invalid), then you should sign, date and mail the voting instruction that your broker or banker sends you (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the Internet). Please do this for each account you maintain to ensure that all your shares are voted.

May I Revoke My Proxy or Change My Vote?
If you mail in or deliver a proxy, you may revoke your proxy or change your vote at any time before it is exercised by:
•	Submitting a properly executed proxy with a later date to the Secretary of the Company at the Company’s principal executive offices before the Annual Meeting.
•	Delivering notification in writing addressed to the Secretary of the Company (by you or your attorney authorized in writing, or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at the principal executive office of the Company before the Annual Meeting, stating that you are revoking your proxy.
•	Voting in person at the Annual Meeting.
ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.
Where are the Company’s principal executive offices?
According to the Company’s filings made with the SEC, the Company’s principal executive offices are located at Route 1, Box 1092, Fairfield, ID 83327, and its telephone number is (208) 764-2323.
What Vote is Required to Approve the Proposal?
Proposal 1: Election of Five Directors
A plurality of the votes cast is required to elect Director nominees at the Annual Meeting at which a quorum is present in person or by proxy. A nominee will have received a plurality of the votes cast if he or she receives more votes than any other nominee for the same Director’s seat. Stockholders are not permitted to use cumulative voting in the election of Directors.
Who solicits these proxies and bears the cost of soliciting proxies?
The proxies being solicited hereby are being solicited by the Butcher Nominees and Dr. Butcher will bear the cost of soliciting proxies in the accompanying form and will, upon request, reimburse brokerage firms and others for their reasonable expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. Dr. Butcher estimates that the costs associated with solicitations of the proxies requested by this Proxy Statement will be $115,000 of which approximately $90,000 has been incurred to date. The foregoing amounts exclude expenses related to Dr. Butcher’s lawsuits filed in Nevada state court on September 24, 2010 and in federal court on October 15, 2010 as such lawsuits concern matters unrelated to the solicitation of proxies. Dr. Butcher may seek reimbursement of his proxy solicitation expenses from the Company as further described, and following the procedure set forth, under the caption “Background of the Solicitation.”
The Butcher Nominees do not intend to solicit proxies generally from all of the Company’s stockholders. Instead, the Butcher Nominees intend to solicit proxies only from fewer than 10 of the Company’s stockholders by directly contacting them and providing them with the Butcher Nominees’ proxy materials. The Butcher Nominees do not expect that anyone other than Dr. Butcher will be involved in soliciting proxies.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON ________ __, 20__
Copies of this Proxy Statement and the proxy card are available to you at: http://_____.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, included in this Proxy Statement that address activities, events or developments that the Butcher Nominees believe or anticipate will or may occur in the future are forward-looking statements. Such statements are based on current expectations, estimates and projections about, among other things, the Butcher Nominees’ plans, the litigation involving the Company and Dr. Butcher, and the Annual Meeting, based, in part, on the Butcher Nominees’ assumptions, predictions and expectations. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will,” “continues,” “predicts” and similar expressions, or negative of these words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous risks, uncertainties and factors. All forward-looking statements attributable to the Butcher Nominees or any persons acting on their behalf are expressly qualified in their entirety by these risks, uncertainties and factors. All forward-looking statements in this Proxy Statement are made as of the date hereof and the Butcher Nominees do not undertake any obligation to update any forecast or forward-looking statements, except as may be required by law. The following factors and risks could cause or contribute to actual results differing materially from those described in the forward-looking statements: (a) the Butcher Nominees’ failure to be elected Directors of the Company at the Annual Meeting; (b) the Butcher Nominees’ failure to successfully implement their plans with respect to the Company as disclosed in this Proxy Statement; (c) any dilution of or other change in Dr. Butcher’s ownership of the Company’s securities; (d) costs and liabilities associated with the litigation involving Dr. Butcher and the Company; (e) the inability of any of the Butcher Nominees to serve as a Director of the Company if elected at the Annual Meeting; (f) the inability of any of the Butcher Nominees to serve as an officer of the Company if appointed as such; and (g) Dr. Butcher’s failure to prevail in the litigation involving him and, among others, the Current Board.
COMPANY INFORMATION
Future Stockholder Proposals
Under Rule 14a-8(e) of Regulation 14A promulgated under the Exchange Act, for a proposal to be included with a company’s annual meeting proxy statement, the proposals must be received at the company’s principal executive offices not less than 120 calendar days before the date of the company’s proxy statements released to stockholders in connection with the previous year’s annual meeting. However, Rule 14a-8(e) also provides that if a company did not hold an annual meeting the previous year, or if the date of the current year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
The Company did not hold an annual meeting during 2009 and has not yet held an annual meeting during 2010. Accordingly, the Company must receive a proposal to be included with the Company’s proxy statement for the 2010 annual meeting a reasonable time before the Company begins to print and send its proxy materials. For the 2011 annual meeting of the Company’s stockholders, you should refer to the foregoing paragraph to calculate the date by which the Company must receive a proposal to be included with the Company’s proxy statement for the 2011 annual meeting as it will depend on if and when the Company holds the 2010 Annual Meeting, the date on which the Company released its proxy statement to its stockholders for the 2010 Annual Meeting, and the date of the 2011 annual meeting of the Company’s stockholders.
Notice of a stockholder proposal submitted outside the processes of Rule 14a-8 of Regulation 14A promulgated under the Exchange Act is considered untimely if a company does not have notice of such proposal at least 45 days before the date on which the company first sent its proxy materials for the prior year’s annual meeting of stockholders under Rule 14a-4(c)(1) of Regulation 14A promulgated under the Exchange Act. However, Rule 14a-4(c)(1) also provides that if during the prior year the company did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must be received a reasonable time before the registrant sends its proxy materials for the current year.
The Company did not hold an annual meeting during 2009 and has not yet held an annual meeting during 2010. Accordingly, the Company must receive notice of a stockholder proposal submitted outside the processes of Exchange Act Rule 14a-8 for the 2010 Annual Meeting a reasonable time before the Company sends its proxy materials for the 2010 Annual Meeting. For the 2011 annual meeting of the Company’s stockholders, you should refer to the foregoing paragraph to calculate the date by which the Company must receive notice of a stockholder proposal submitted outside the processes of Exchange Act Rule 14a-8 as it will depend on if and when the Company holds the 2010 Annual Meeting, the date on which the Company released its proxy statement to its stockholders for the 2010 Annual Meeting, and the date of the 2011 annual meeting of the Company’s stockholders.

Householding of Proxy Materials
As described above, the Butcher Nominees do not intend to solicit proxies generally from all of the Company’s stockholders. Instead, the Butcher Nominees intend to deliver proxy materials directly to fewer than 10 of the Company’s stockholders. Regardless of this, if you and other persons sharing your address receive multiple copies of the Butcher Nominees’ proxy materials and would like to have only one copy of their future proxy materials delivered to your address, please call, email or write to the Butcher Nominees at (206) 515-9999, ceo@xsplatinum.us, or XS Platinum Inc., Suite 515, 1424 Fourth Avenue, Seattle, WA 98101, Attention: Dr. Bruce Butcher.
The Butcher Nominees are not aware of the Company’s householding practices. The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of such proxy materials addressed to those stockholders. To the extent that the Company is householding its proxy materials in this respect, the Company is obligated to deliver promptly to you, upon a written or oral request, a separate copy of the proxy materials. Further, you may also notify the Company that you wish to receive a separate copy of the Company’s proxy materials in the future. Conversely, if you and other persons sharing your address currently receive multiple copies of the Company’s proxy materials and would like to have only one copy of their future proxy materials delivered to your address, you may request that the Company does so. The Butcher Nominees believe that you may submit your request concerning householding to the Company by calling (208) 764-2323 or writing the Company at Advanced Mineral Technologies, Inc., Route 1 Box 1092, Fairfield, ID 83327, Attention: Corporate Secretary.

/s/ BRUCE BUTCHER Bruce Butcher

PROXY CARD
ANNUAL MEETING OF STOCKHOLDERS
OF
ADVANCED MINERAL TECHNOLOGIES, INC.
__________ __, 20__
THIS PROXY IS SOLICITED ON BEHALF OF DR. BRUCE BUTCHER, MARK BALFOUR, SERGIO DI VINCENZO,
JAMES SLADE AND ROBERT PATE
The undersigned hereby appoints Dr. Bruce Butcher proxy, with power of substitution, to vote all shares of the undersigned at the Annual Meeting of Stockholders of Advanced Mineral Technologies, Inc. to be held on _________, __________ __, 20__ at _____:00 _m at __________________________________________________, or at any adjournment thereof, upon the matters set forth in the Proxy Statement for such meeting, and in their discretion, on such other business as may properly come before the meeting.
1.	TO ELECT DIRECTORS, TO SERVE ON THE COMPANY’S BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS OR UNTIL THEIR RESPECTIVE SUCCESSORS HAVE BEEN DULY ELECTED AND QUALIFIED OR UNTIL THEIR EARLIER RESIGNATION OR REMOVAL.
☐ ☐ ☐	FOR the nominees listed below WITHHOLD AUTHORITY to vote for the nominees listed below FOR ALL EXCEPT (See instructions below)
INSTRUCTION: To withhold authority to vote for any individual nominee, mark “FOR ALL EXCEPT” above and fill in the circle next to each nominee you wish to withhold authority to vote for here:

¡ Dr. Bruce Butcher	¡ Mr. Mark Balfour
¡ Mr. Sergio Di Vincenzo	¡ Mr. James Slade
¡ Mr. Robert Pate
Number of shares held

Dated:

Print Name(s) of Holder:	Signature

Signature if held jointly

NOTE: When shares are held by joint tenants, both should sign. Persons signing as executor, administrator, trustee, etc. should so indicate. Please sign exactly as the shares are titled in the record holder’s name.
IF NO CONTRARY SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR ALL OF THE NOMINEES LISTED IN PROPOSAL 1. IN HIS DISCRETION, THE PROXY IS AUTHORIZED TO TRANSACT ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING INVOLVING A MATTER UNKNOWN TO THE BUTCHER NOMINEES A REASONABLE TIME BEFORE THIS SOLICITATION. PLEASE MARK, SIGN AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.